UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.____)*

HANESBRANDS INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

410345102
(CUSIP Number)

May 16, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-06)

1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).
   Lind Value II ApS

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) ☐
   (b) ☐

3. SEC Use Only

4. Citizenship or Place of Organization
   Denmark

Number of Shares Beneficially by Owned by Each Reporting Person With:	5.	Sole Voting Power -0-
	6.	Shared Voting Power 17,614,305
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 17,614,305

9. Aggregate Amount Beneficially Owned by Each Reporting Person
   17,614,305

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11. Percent of Class Represented by Amount in Row (9)
    5.04%

12. Type of Reporting Person (See Instructions)
    OO- Danish Limited Liability Company

1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

   ## Lind Invest ApS

2. Check the Appropriate Box if a Member of a Group (See Instructions)

   (a) ☐

   (b) ☐

3. SEC Use Only

4. Citizenship or Place of Organization

   ## Denmark

	5.	Sole Voting Power
		-0-
Number of Shares Beneficially by Owned by Each Reporting Person With:	6.	Shared Voting Power
		17,614,305
	7.	Sole Dispositive Power
		-0-
	8.	Shared Dispositive Power
		17,614,305

9. Aggregate Amount Beneficially Owned by Each Reporting Person

   17,614,305

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11. Percent of Class Represented by Amount in Row (9)

    5.04%

12. Type of Reporting Person (See Instructions)

    ## OO- Danish Limited Liability Company

1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

   Henrik Lind

2. Check the Appropriate Box if a Member of a Group (See Instructions)

   (a)   ☐

   (b)   ☐

3. SEC Use Only

4. Citizenship or Place of Organization

   Denmark

	5.	Sole Voting Power -0-
Number of Shares Beneficially by Owned by Each Reporting Person With:	6.	Shared Voting Power 17,615,005
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 17,615,005

9. Aggregate Amount Beneficially Owned by Each Reporting Person

   17,615,005

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11. Percent of Class Represented by Amount in Row (9)

    5.04%

12. Type of Reporting Person (See Instructions)

    IN

Item 1.

    (a)   Name of Issuer

          HANESBRANDS INC.

    (b)   Address of Issuer's Principal Executive Offices

          100 East Hanes Mill Road, Winston-Salem, NC 27105

Item 2.

    (a)   Name of Person Filing - The names of the persons filing this statement are:

          Lind Value II ApS ("Lind Value"), Lind Invest ApS ("Lind Invest") and Henrik Lind (together, the "Filers").

    (b)   Address of Principal Business Office or, if none, Residence

          For each of the Filers - Værkmestergade 25, 14, 8000 Aarhus C

    (c)   Citizenship

          For each of the Filers - Denmark

    (d)   Title of Class of Securities

          Common Stock

    (e)   CUSIP Number

          N/A - Private Danish Limited Liability Company

Item 3.   **If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:**

    (a)   ☐   Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

    (b)   ☐   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

    (c)   ☐   Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

    (d)   ☐   Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

    (e)   ☐   An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

    (f)   ☐   An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

    (g)   ☐   A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

    (h)   ☐   A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

    (i)   ☐   A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

    (j)   ☐   Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.   Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)   Amount beneficially owned:

17,615,005

(b)   Percent of class:

5.04%

(c)   Number of shares as to which the person has:

    (i)   Sole power to vote or to direct the vote

17,615,005

    (ii)   Shared power to vote or to direct the vote

-0-

    (iii)   Sole power to dispose or to direct the disposition of

17,615,005

    (iv)   Shared power to dispose or to direct the disposition of

-0-

Lind Value is the sole managing member and manager of the Filers and has voting and investment discretion with respect to the Common Stock held of record by the Filers. Lind Value is wholly owned by Lind Invest and Lind Invest is wholly owned by Henrik Lind and as such, may indirectly control the decisions of Lind Invest regarding the voting and disposition of securities held by Lind Invest. Therefore, Henrik Lind may be deemed to have indirect beneficial ownership of the shares held by Lind Value. The Filers are filing this statement jointly, but not as members of a group. Each filer expressly disclaims membership in a group.

Item 5.   Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable.

Item 8.   Identification and Classification of Members of the Group

Not Applicable.

Item 9.   Notice of Dissolution of Group

Not Applicable.

Item 10.   **Certification**

Certification of Lind Value, Lind Invest and Henrik Lind

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 17, 2023

Lind Value II ApS
By: _____ /s/ Henrik Lind _____
                          Henrik Lind | CEO & Ultimate Owner

Lind Invest ApS
By: _____ /s/ Henrik Lind _____
                          Henrik Lind | CEO & Ultimate Owner

Henrik Lind
By: _____ /s/ Henrik Lind _____
                          Henrik Lind

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. *See* §240.13d-7 for other parties for whom copies are to be sent.
    Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

JOINT FILING STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on SCHEDULE 13G, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on SCHEDULE 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: May 17, 2023

Lind Value II ApS
By: /s/ Henrik Lind
Henrik Lind| CEO & Ultimate Owner

Lind Invest ApS
By: /s/ Henrik Lind
Henrik Lind| CEO & Ultimate Owner

Henrik Lind
By: /s/ Henrik Lind
Henrik Lind